Exhibit 4.8

THIS AGREEMENT was entered into in Beijing on 26 October 2003

BETWEEN:

(1) CHINA TELECOMMUNICATIONS CORPORATION a company incorporated under the laws of the PRC whose registered office is at 31 Jinrong Avenue, Xicheng District, Beijing, PRC (the Vendor); and

(2) CHINA TELECOM CORPORATION LIMITED a company incorporated under the laws of the PRC whose registered office is at 31 Jinrong Avenue, Xicheng District, Beijing, PRC (the Purchaser).

WHEREAS:

(A) Each of Anhui Telecom, Fujian Telecom, Jiangxi Telecom, Guangxi Telecom, Chongqing Telecom and Sichuan Telecom (each a Target Company and together with the subsidiary companies of each Target Company, the Target Group) is a company incorporated under the laws of the PRC on 26 August 2003, 28 August 2003, 18 September 2003, 28 August 2003, 22 August 2003 and 28 August 2003, respectively.

(B) The Vendor is the sole legal and beneficial owner of the entire paid-up registered capital of each Target Company.

(C) Prior to the entering into of this Agreement, the Vendor entered into a restructuring of its wholly-owned interests in China Telecom Anhui Telecom Company, China Telecom Fujian Telecom Company, China Telecom Jiangxi Telecom Company, China Telecom Guangxi Telecom Company, China Telecom Chongqing Telecom Company and China Telecom Sichuan Telecom Company (together, the Existing Companies), pursuant to which it established each Target Company by way of cash, and thereafter transferred the fixed line telecommunications operations and related assets, liabilities and rights of the Existing Companies, which had been evaluated and approved by the State-owned Assets Supervision and Administration Commission of the State Council, into each Target Company, with such operations thereafter being managed and operated by each Target Company (the Reorganisation).

(D) The Vendor is the owner of some assets related to the network administrative centre and the research and training facilities (collectively, the Head Office Assets).

(E) The Vendor has agreed to sell and the Purchaser has agreed to purchase all of the paid-up registered capital and the related rights and interests of each Target Company (the Target Shares), as well as the Head Office Assets (collectively, the Target Assets) on the terms and subject to the conditions set out in this Agreement.

(F) The Vendor has agreed to make certain representations, warranties and undertakings in relation to the Target Assets.

NOW THEREFORE, both Parties agree as follows:

1.	INTERPRETATION

1.1 Words and expressions used in this Agreement shall have the meanings set out in Schedule 1 unless the context requires otherwise.

1.2 The Schedules comprise schedules to this Agreement and form part of this Agreement.

2.	CONDITIONS TO COMPLETION

2.1 Completion of the sale and purchase of the Target Assets shall be conditional on the following conditions having been fulfilled or waived in accordance with this Agreement:

(a)	the approval of the transaction contemplated by this Agreement and the Connected Transactions by the Board of Directors of the Purchaser;

(b)	the passing of resolutions by the Independent Shareholders approving the transactions contemplated by this Agreement and the Connected Transactions;

(c)	there having been no material adverse change to the financial conditions, business operations or prospects of any Target Company; and

(d)	the receipt of the PRC Relevant Governmental Approvals.

Of the above Conditions: those listed in paragraphs 2.1(a) and 2.1(b) are referred to as the Purchaser Conditions; those listed in paragraph 2.1(c) are referred to as the Vendor Conditions; and those listed in paragraph 2.1(d) are referred to as the Joint Conditions.

2.2 The Vendor shall use all reasonable endeavours to ensure that the Vendor Conditions are fulfilled after the date of this Agreement and the Purchaser shall use all reasonable endeavours to ensure that the Purchaser Conditions are fulfilled as soon as possible after the date of this Agreement and in any event by 31 December 2003. Each of the Vendor and the Purchaser undertakes to ensure that the Joint Condition is fulfilled as soon as possible after the date of this Agreement and in any event by 31 December 2003.

2.3 The Purchaser may use its absolute discretion to waive all or part of the precedent conditions listed in paragraph 2.1(c) by sending a written notice to the Vendor.

2.4 If any of the Conditions has not been fulfilled to the reasonable satisfaction of the Purchaser (or waived in accordance with clause 2.3) on or before the date specified in clause 2.2 or such other date as the parties may agree in writing, this Agreement (other than clauses 10, 11 and 19) shall automatically terminate in which case no party shall have any claim of any nature whatsoever against the other party under this Agreement (save in respect of any rights and liabilities of the parties which have accrued before termination or in relation to clauses 10, 11 and 19).

3.	PRE-COMPLETION UNDERTAKINGS

3.1	The Vendor shall perform the obligations set out in Schedule 55.

4.	SALE AND PURCHASE

4.1 Subject to and in accordance with this Agreement, the Vendor shall sell and transfer and the Purchaser shall purchase the Target Assets with effect from Completion. The Target Assets shall be sold with all rights attaching to it at Completion, including, with respect to the Target Shares, the right to receive all distributions and dividends as declared, paid or made in respect of the Target Shares on or after Completion.

The Vendor covenants and warrants that it has and will at Completion have the right to sell and transfer full legal and beneficial ownership in the Target Assets. In accordance with this Agreement, the Vendor shall sell the Target Assets free from all Encumbrances and any other rights exercisable by third parties or the Vendor (including any of unpaid vendor’s lien, which is hereby irrevocably waived by the Vendor) and, save as otherwise set out in this Agreement, ownership and risk in the Target Assets shall pass to the Purchaser with effect from Completion.

5.	CONSIDERATION

5.1 The consideration for the Target Assets shall be the payment by the Purchaser to the Vendor at Completion in cash of the Total Price, which shall be satisfied by the payment of the Initial Consideration and the Deferred Consideration by the Purchaser in accordance with clauses 5.2 and 5.3 respectively.

5.2 On Completion, the Purchaser shall pay to the Vendor the Initial Consideration of RMB11,000 million in cash.

5.3 The Deferred Consideration shall be an amount equivalent to the Total Price after deduction of the Initial Consideration as set out in clause 5.2. Subject to approval from the foreign exchange administration authorities, part or all the Deferred Consideration may be paid in an equivalent amount of such other currency as may be agreed between the parties. The exchange rate for any foreign currency to be paid shall be the exchange rate between RMB and such foreign currency announced at 12:00 noon on the Business Day before the date of this Agreement.

5.4 Without prejudice to the provisions in clause 5.5, the Vendor and the Purchaser agree that the Deferred Consideration or the unpaid portion of the Deferred Consideration, together with accrued interest thereon, shall be paid in full by the date falling ten (10) years after the date of Completion, or if that date falls on a non-Business Day, then on the next Business Day.

5.5 The Purchaser may make early payment of all or part of the Deferred consideration at any time after Completion as the Purchaser may in its absolute discretion determine.

5.6 For the purposes of this clause 5.6 and clause 5.7, the following expressions shall have the following meanings:

Deferred Consideration Interest Rate means, for the period of the first five years commencing on the date of the Completion, 5.184 per cent per annum (being the 5-year RMB loan interest rate announced by the People’s Bank of China in respect of the Interest Determination Date, with a discount of 10%), and for each subsequent five-year period, the 5-year RMB loan interest rate announced by the People’s Bank of China, with a discount of 10%, in respect of the relevant Interest Determination Date.

Interest Determination Date means the date of this Agreement or each date falling on the fifth anniversary of the date of this Agreement.

5.7 The Purchaser shall pay interest to the Vendor on the Deferred Consideration. Interest shall accrue at the Deferred Consideration Interest Rate on the unpaid portion of the Deferred Consideration from the date of Completion until full payment of the Deferred Consideration, and shall be calculated on the basis of the actual number of days elapsed and a year of 360 days. Interest shall be paid every 180 days from the date of Completion (or if that date falls on a non-Business Day, then on the next Business Day), and on the day on which the Deferred Consideration is paid in full. No penalty interest shall be payable by the Purchaser to the Vendor for early payment of the Deferred Consideration at any time after Completion.

5.8 If any sum due for payment under or in accordance with this Agreement is not paid on the due date (the Due Date), the party in default shall pay Default Interest on that sum (the Due Sum) from but excluding the Due Date to and including the date of actual payment calculated on a day to day basis and, for the avoidance of doubt, no interest shall accrue in respect of any such Due Sum under any other provision of this Agreement after the Due Date and Default Interest shall not be payable under this clause 5.8 on any interest accrued on the Due Sum on or before the Due Date. Default Interest under this clause 5.8 shall accrue daily at the rate of 0.03 per cent per diem, on the basis of a year of 360 days.

5.9 The transfer of the Target Assets shall take effect immediately upon Completion and the Purchaser shall be entitled to enjoy all rights attached to the Target Assets on Completion free from all encumbrances (including any vendor’s liens) irrespective of the Deferred Consideration payable by the Purchaser to the Vendor. The Vendor hereby irrevocably waives all rights, liens or other securities interest over the Target Assets which the Vendor may have under law arising from the Deferred Consideration or otherwise with effect from Completion.

6.	COMPLETION

6.1 Completion shall take place at 31 Jinrong Avenue, Xicheng District, Beijing, PRC (or such other place as the Vendor and the Purchase may agree upon) on:

(a)	31 December 2003, or

(b)	such other date as may be agreed between the Vendor and the Purchaser, whichever is later, following notification by the Purchaser to the Vendor of the fulfilment (or waiver) of all the Conditions Precedent.

6.2 Each of the Vendor and the Purchaser shall do, or shall procure the doing of, all those things respectively listed in relation to them in Schedule 6 at Completion or at such other time after Completion as is specified in Schedule 6.

6.3 If the Vendor fails or is unable to perform any of its material obligations required to be performed by it on or before Completion, the Purchaser shall not be obliged to complete the sale and purchase of the Target Assets and may, in its absolute discretion, by written notice to the Vendor at the time Completion would otherwise be due to take place:

(a)	terminate this Agreement (other than the Surviving Provisions), and neither party shall have any claim of any nature whatsoever against the other party under this Agreement (save in respect of any rights and liabilities of the parties which have accrued before termination or in relation to clauses 10, 11and 19); or

(b)	elect to complete this Agreement on that date, to the extent that the Vendor is ready, able and willing to do so, and specify a later date on which the Vendor shall be obliged to complete the outstanding obligations of the Vendor; or

(c)	elect to defer the completion by not more than ninety (90) Business Days to such other date as it may specify in such notice, in which event the provisions of this clause 6.3 shall apply, mutatis mutandis, if the Vendor fails or is unable to perform any of its material obligations on such other date.

6.4 The Vendor undertakes that it shall pay in cash to the Purchaser by way of indemnity all Costs which the Purchaser may suffer or incur if the Vendor breaches any of its obligations under this Agreement (including to effect the transfer of all Target Assets to the Purchaser simultaneously upon Completion).

7.	WARRANTIES, UNDERTAKINGS AND INDEMNITIES

7.1 The Vendor represents and warrants to the Purchaser as at the date of this Agreement in the terms of the Warranties set out in Schedule 4. The Warranties set out in the separate paragraphs of Schedule 4 shall be separate and independent and (except as expressly otherwise provided) no Warranty shall be limited by reference to any other Warranty.

7.2 Any claim by the Purchaser in connection with the Warranties shall be subject to the provisions of this clause 7.

7.3 The Vendor acknowledges and agrees that the Purchaser has entered into this Agreement on the basis of and in reliance upon the Warranties, the warranties in clauses 4.2 and 4.3 and the indemnities and other assurances given by the Vendor in this Agreement.

7.4     The Vendor agrees and undertakes to the Purchaser (for itself and as agent for each individual and entity referred to in this clause 7.4) that except in the case of fraud it has no rights against and hereby waives and shall not make any claim against, any employee, director, agent, officer of any Target Company or any member of the Purchaser Group or any Employee on whom it may have relied before agreeing any term of or before entering into this Agreement and in relation to any information supplied or omitted to be supplied by any such persons in connection with the Warranties and this Agreement.

7.5     The Vendor undertakes to the Purchaser (without limiting any other rights of the Purchaser in any way including its rights to damages in respect of a claim for breach of any Warranty or on any other basis) that, if there is a breach of any Warranty, it shall pay or procure payment in cash to the Purchaser on demand a sum equal to the aggregate of:

(a)	the amount which would be necessary to put the relevant member of the Target Group into the financial position which would have existed had there been no breach of the Warranty in question; and

(b)	all Costs suffered or incurred by the Purchaser or any of its Affiliates (including, without limitation, any member of the Target Group), directly or indirectly, as a result of or in connection with such breach of Warranty.

7.6     The Warranties shall be deemed to be repeated immediately before Completion by reference to the facts and circumstances then existing as if references in the Warranties to the date of this Agreement were references to the date of Completion.

7.7     The Vendor undertakes to notify the Purchaser in writing promptly if it or any other member of the Vendor Group becomes aware of any circumstance arising after the date of this Agreement which would cause any Warranty (if the Warranties were repeated with reference to the facts and circumstances then existing) to become untrue or inaccurate or misleading in any respect which is material to the financial or trading position of the Target Group taken as a whole.

7.8     The Vendor hereby agrees to indemnify and hold harmless the Purchaser (or Target Companies) from and against all losses, liabilities, judgements and expenses (including legal fees and expenses) which it (or Target Companies) may incur, or which may be made against it (or Target Companies), arising out of any disputes, claims or legal proceedings involving the Target Assets and the businesses or assets of the Target Group, existing or threatened as at Completion or which arise subsequent to Completion but relate to the activities of the Target Group prior to Completion (the Indemnified Disputes).

7.9     The Vendor shall be entitled to assume charge of any negotiations on behalf of the Purchaser in connection with any Indemnified Disputes and may settle or compromise any Indemnified Disputes on behalf of the Purchaser.

7.10     In the event that any legal proceedings may be brought against the Purchaser in relation to the Indemnified Disputes, the Vendor shall be entitled, at its sole discretion, to assume the defence of such legal proceedings, with legal advisers chosen by it.

7.11     If the Vendor elects to assume the defence of the legal proceedings with legal advisers chosen by it, the Purchaser may employ separate legal advisers and the Vendor shall bear the legal fees and expenses of such separate legal advisers.

7.12     The Purchaser shall promptly notify the Vendor in writing in respect of any claim made or legal proceedings brought against it in respect of which recovery may be sought from the Vendor under this clause 7.

7.13     Notwithstanding this clause 7 the Vendor shall not be liable for indemnification of the Purchaser for any disputes, claims or legal proceedings in relation to which full and adequate provisions have been made in the Accounts of the Target Group prior to Completion.

7.14     The Purchaser warrants to the Vendor that:

(a)	it is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement;

(b)	it has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other applicable governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to execute and perform its obligations under this Agreement;

(c)	this Agreement will, when executed, constitute valid and binding obligations of the Purchaser;

(d)	execution and performance by the Purchaser of this Agreement will not violate or conflict with the provisions of its memorandum and articles of association or certificate of incorporation in any way that would materially adversely affect its ability to execute this Agreement or perform its obligations hereunder; and

(e)	subject to fulfilment of the Conditions, execution of this Agreement will not:

(i)	result in violation or breach of any applicable laws or regulations in any relevant jurisdiction; or

(ii)	amount to a violation or default with respect to any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any relevant jurisdiction,

by the Purchaser where such breach, conflict or violation would materially adversely affect its ability to execute or perform its obligations under this Agreement.

8.	PURCHASER’S RIGHTS TO TERMINATE

8.1	If at any time before Completion:

(a)	any Material Adverse Change occurs;

(b)	there is a material breach of any of the Warranties as given on the date of this Agreement;

(c)	any Event occurs which, if the Warranties were repeated at any time before Completion by reference to the facts and circumstances then existing as if references in the Warranties to the date of this Agreement were references to the relevant date, would constitute a material breach of any of the Warranties; or

(d)	there is any breach or non-fulfilment by the Vendor of any of its material obligations under this Agreement,

then the Purchaser may by written notice given to the Vendor at any time before Completion terminate this Agreement (other than the Surviving Provisions) in which case neither party shall have any claim of any nature whatsoever against the other party under this Agreement (save in respect of any rights and liabilities of the parties which have accrued before termination or in relation to any of the Surviving Provisions).

8.2     The Vendor undertakes to disclose promptly to the Purchaser in writing any breach, matter, event, condition, circumstance, fact or omission of which any member of the Vendor Group is or becomes aware that may give rise to a right of termination under clause 8.1.

9.	TAX

9.1     All sums payable under this Agreement shall be paid free and clear of all deductions or withholdings whatsoever save only as provided in this Agreement or as may be required by law.

9.2     If any deduction or withholding is required by law from any payment in respect of a Purchaser Obligation or a Vendor Obligation then, except in relation to interest, the party making the payment shall be obliged to pay the other party such additional sum as will, after such deduction or withholding has been made, leave the other party with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

9.3     Any stamp duty or other transfer taxes (including interest and penalties) payable in respect of the purchase of the Target Assets shall be borne by the party legally responsible for such stamp duty or other transfer tax.

10.	ANNOUNCEMENTS

10.1     Except as required by law or by any stock exchange or governmental or other regulatory or supervisory body or authority of competent jurisdiction to whose rules the party making the announcement or disclosure is subject, whether or not having the force of law, no member of the Vendor Group or any member of the Target Group shall make or issue any announcement or circular or disclosure in connection with the existence or the subject matter of this Agreement without the prior written consent of the Purchaser (such approval, in any such case, not to be unreasonably withheld or delayed), and the Purchaser shall procure that none of its Affiliates shall make or issue any such announcement or circular or disclosure, in each case without the prior written approval of the Vendor (such approval, in any such case, not to be unreasonably withheld or delayed).

10.2     Where any announcement or disclosure is made in reliance on the exception in clause 10.1, the party making the announcement or disclosure will use its reasonable endeavours to consult with the other party in advance as to the form, content and timing of any such announcement or disclosure.

11.	CONFIDENTIALITY

11.1     Subject to clause 11.2, for the purposes of this clause 11 Confidential Information means all confidential information (including trade secrets, secret or confidential operations or processes, information relating to future projects, business development or planning, commercial relationships, sales targets and statistics, market share statistics, surveys and reports and pricing information relating to subscribers, sales and purchases, and negotiations and secret dealings):

(a)	held by the Purchaser Group (or any of its Representatives) or received by the Purchaser Group (or any of its Representatives) from the Vendor Group, relating to the Vendor Group and prior to Completion, the Target Group;

(b)	held by the Vendor Group (or any of its Representatives) or received by the Vendor Group (or any of its Representatives) from the Purchaser Group, relating to the Purchaser Group and, following Completion, the Target Group; and

(c)	the provisions and subject matter of, and negotiations relating to, this Agreement,

including not only written information but information transferred orally, visually, electronically or by any other means.

11.2     For the avoidance of doubt, the term Confidential Information shall not include:

(a)	information that is in the public domain at the date of this Agreement other than as a result of a wilful or negligent act or omission by any party to this Agreement or any of its Representatives;

(b)	information that subsequently comes into the public domain, otherwise than as a result of a wilful or negligent act or omission by any party to this Agreement or any of its Representatives or a breach of this Agreement, but only after it has come into the public domain;

(c)	information which the receiving party obtains or its Representatives obtain from a third party not under any confidentiality obligation to the disclosing party in respect of such information;

(d)	information which the receiving party or its Representatives at the time of disclosure already has in its or their possession and which is not subject to any obligation of secrecy on its or their part to the other party; or

(e)	information which is independently developed by employees of the receiving party or its Representatives who have had no access to the information disclosed by the disclosing party.

For the purposes of this clause 11, Representatives means Affiliates, directors, officers, employees, agents or representatives of the relevant party or their respective Affiliates, and their respective external legal advisers, accountants, consultants, financial advisers and evaluators.

11.3     Each of the Vendor and the Purchaser undertakes to maintain Confidential Information received or held by it or its Representatives relating to the other party in confidence and not disclose that Confidential Information to any person other than its Representatives except with the prior written approval of the other party.

11.4     Each of the Vendor and the Purchaser undertakes only to disclose to Representatives such Confidential Information relating to the other party as is reasonably required for the purposes of performing the obligations under this Agreement and only to Representatives whom it has informed of the confidential nature of the Confidential Information and who undertake to keep it confidential.

11.5     Each of the Vendor and the Purchaser undertakes to only use (or permit the use by its Representatives of) the Confidential Information received or held by it or its Representatives for the purposes of the transaction contemplated by this Agreement.

11.6     Notwithstanding any provision to the contrary, the provisions of clauses 11.1 to 11.5 shall survive termination and/or Completion of this Agreement provided that if all the Conditions are not satisfied or waived, and in any event pending Completion, all information and other confidential information in relation to the Target Assets shall be deemed to be Confidential Information of the Vendor for the purposes of this clause 11.

12.	FURTHER ASSURANCE

12.1     The Vendor agrees to perform (or procure the performance of) all further acts and things, or execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the Purchaser may reasonably require, whether on or after Completion, to implement and/or give effect to this Agreement and the transaction contemplated by it and for the purpose of vesting in the Purchaser the full benefit of the assets, rights and benefits to be transferred to the Purchaser under this Agreement.

13.	COSTS

13.1     Each of the parties shall bear its own Costs incurred in connection with the negotiation, preparation and completion of this Agreement and the Tax Indemnity.

14.	NOTICES

14.1     Any notice or other communication to be given by any party to the other party under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the party giving it. It shall be served by sending it by fax to the number set out in clause 14.2, or delivering it by hand, or sending it by pre-paid recorded delivery, special delivery or registered post, to the address set out in clause 14.2 and in each case marked for the attention of the relevant party set out in clause 14.2 (or as otherwise notified from time to time in accordance with the provisions of this clause 14). Any notice so served by hand, fax or post shall be deemed to have been duly given:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of fax, at the time of transmission;

(c)	in the case of prepaid recorded delivery, special delivery or registered post, at 10am on the fifth Business Day following the date of posting,

provided that in each case where delivery by hand or by fax occurs after 6 pm on a Business Day, or at any time on a day which is not a Business Day, service shall be deemed to occur at 9 am on the next following Business Day.

References to time in this clause are to local time at the address to which the relevant notice is sent.

14.2     The addresses and fax numbers of the parties for the purpose of clause 14.1 are as follows:

The Vendor

Address:      31 Jinrong Avenue, Xicheng District, Beijing, PRC

Fax:      (8610) 5850 1500

For the attention of:      Zhang Jianbin

The Purchaser

Address:       31 Jinrong Avenue, Xicheng District, Beijing, PRC

Fax:       (8610) 6601 0728

For the attention of:      Pang Tie

14.3     A party may notify any other party to this Agreement of a change to its name, relevant addressee, address or fax number for the purposes of this clause 14, provided that such notice shall only be effective on:

(a)	the date specified in the notice as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.

14.4     All notices in connection with this Agreement shall be in the Chinese language.

15.	ASSIGNMENT

15.1     No party shall be entitled to assign the benefit of any provision of this Agreement without the prior written approval of the other parties.

16.	ENTIRE AGREEMENT

16.1     This Agreement and the Tax Indemnity constitute the entire agreement and understanding between the parties in connection with the sale and purchase of the Target Assets. This Agreement and the Tax Indemnity supersede all prior agreements or understandings in connection with the subject matter hereof which shall cease to have any further force or effect. No party has entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out or referred to in this Agreement and the Tax Indemnity.

17.	WAIVERS/PURCHASER’S RIGHTS AND REMEDIES

17.1     No failure or delay by the Purchaser in exercising any right or remedy provided by law or under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

17.2     The rights and remedies of the Purchaser under or pursuant to this Agreement are cumulative and are in addition to its respective rights and remedies under general law.

18.	MISCELLANEOUS

18.1     Notwithstanding Completion:

(a)	each provision of this Agreement (and any other document referred to in it) not performed at or before Completion but which remains capable of performance;

(b)	the Warranties; and

(c)	all covenants, indemnities and other undertakings and assurances contained in or entered into pursuant to this Agreement,

will remain in full force and effect and (except as otherwise expressly provided) without limit in time.

18.2     This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which taken together shall constitute one and the same instrument.

18.3     No amendment, variation or waiver of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it. The expression ‘variation’ shall include any variation, supplement, deletion or replacement howsoever effected. Unless expressly agreed, no variation shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of the variation, and the rights and obligations of the parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied.

18.4     Each of the provisions of this Agreement is severable. If any such provision is held to be or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction:

(a)	so far as it is illegal, invalid or unenforceable, it shall be given no effect and shall be deemed not to be included in this Agreement, it shall not affect or impair the legality, validity or enforceability in that jurisdiction of the other provisions of this Agreement, or of that or any provisions of this Agreement in any other jurisdiction; and

(b)	the parties shall use all reasonable endeavours to replace it with a valid and enforceable substitute provision or provisions satisfactory to any relevant competent authority but differing from the replaced provision as little as possible and the effect of which is as close to the intended effect of the illegal, invalid or unenforceable provision.

19.	GOVERNING LAW AND DISPUTE RESOLUTION

19.1     This Agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, the law of the People’s Republic of China.

19.2     Any dispute arising from or in connection with this Agreement shall be submitted to the China International Economic and Trade Arbitration Commission located in Beijing for arbitration which shall be conducted in accordance with the Commission's arbitration rules in effect at the time of applying for arbitration. The arbitral award is final and binding upon both parties.

AS WITNESS this Agreement has been signed on behalf of the parties the day and year first before written.

SIGNED AND SEALED	)

BY	)

a duly authorised representative on behalf of	)

CHINA TELECOMMUNICATIONS CORPORATION	)

SIGNED AND SEALED	)

BY	)

a duly authorised representative on behalf of	)

CHINA TELECOM CORPORATION LIMITED	)

SCHEDULE 1

INTERPRETATION

1.1     In this Agreement, the following words and expressions shall have the following meanings:

Accounts means:

(a) in relation to any financial year of each Target Company: the audited consolidated balance sheet of the company prepared in accordance with the International Financial Reporting Standards as at the Accounts Date in respect of that financial year; and

(b) the audited consolidated profit and loss account of the company prepared in accordance with the International Financial Reporting Standards as at the Accounts Date in respect of that financial year, together with any notes, reports or statements included or annexed to them;

Accounts Date means 31 December 2001 or 2002, as the case may be;

Affiliates means in relation to any party, any subsidiary of that party from time to time;

Anhui Telecom means Anhui Telecom Company Limited, a company incorporated under the laws of the PRC on 26 August 2003 and a wholly-owned subsidiary of China Telecommunications Corporation;

Appraisal Report means the appraisal report prepared by China Enterprise Appraisal Company in respect of the fixed line telecommunications operations and related assets, liabilities and rights of each Target Company (China Enterprise Appraisal report number 141 of 2003);

Business Day means a day (other than a Saturday or Sunday) on which banks generally are open in the PRC for the transaction of normal banking business;

Chongqing Telecom means Chongqing Telecom Company Limited, a company incorporated under the laws of the PRC on 22 August 2003 and a wholly-owned subsidiary of China Telecommunications Corporation;

Claim means any claim for breach of Warranty, under the Tax Indemnity or pursuant to clause 7;

Completion means completion of the sale and purchase of the Target Assets in accordance with the provisions of this Agreement as stipulated under clause 6;

Condition means any of the conditions to Completion set out in clause 2.1;

Confidential Information has the meaning given in clause 11.1;

Connected Transactions means those transactions effected pursuant to the agreements set out in Schedule 7;

Costs means obligations, liabilities, losses, damages, costs (including legal costs) and expenses (including taxation), actions, proceedings, claims and demands, in each case of any nature whatsoever;

Deferred Consideration means such part of the Total Price to be paid by the Purchaser to the Vendor by way of deferred payment in accordance with clause 5.3;

Encumbrance means any interest of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;

Fujian Telecom means Fujian Telecom Company Limited, a company incorporated under the laws of the PRC on 28 August 2003 and a wholly-owned subsidiary of China Telecommunications Corporation;

Governmental Consents means, in relation to any Target Assets, any consents, approvals, orders, authorisations, registrations, declarations and filings with or from any Governmental Entity in relation to those Target Assets (except for those specified in clause 2.1) which are required to be obtained for the valid and effective transfer of such Target Assets to the Purchaser;

Governmental Entity means, in relation to anywhere in the world, any supra-national, national, state, municipal or local government, any subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority;

Guangxi Telecom means Guangxi Zhuang Autonomous Region Telecom Company Limited, a company incorporated under the laws of the PRC on 28 August 2003 and a wholly-owned subsidiary of China Telecommunications Corporation;

Hong Kong means the Hong Kong Special Administrative Region of the PRC;

Indebtedness means any indebtedness in respect of all obligations to repay borrowed money, all indebtedness evidenced by notes, bonds, loan stock, debentures or similar obligations, acceptances or documentary credit facilities, all rental obligations under finance leases, and hire purchase contracts, any other transaction having the commercial effect of a borrowing or raising of money, the net amount of any liability under any swap, hedging or other similar treasury instrument, and all guarantees, sureties, indemnities, counter-indemnities or letters of comfort of obligations of others of the foregoing types;

Independent Shareholders means the holders of shares in the Purchaser other than the Vendor and its Associates (as defined in the Listing Rules);

Initial Consideration means such part of the Total Price to be paid by the Purchaser to the Vendor on completion in accordance with clause 5.2;

Intellectual Property Rights or IPR means patents, trade marks, rights related to trade names and other service marks, internet domain names, copyright (including rights in computer software), database rights, rights in know-how and other intellectual property rights, in each case whether registered or unregistered and including applications for registration, and all rights or forms of protection having equivalent or similar effect anywhere in the world;

Jiangxi Telecom means Jiangxi Telecom Company Limited, a company incorporated under the laws of the PRC on 18 September 2003 and a wholly-owned subsidiary of China Telecommunications Corporation;

Joint Conditions has the meaning given in clause 2.1;

Last Accounts means, in relation to any Target Company, the Accounts for that entity in respect of its financial year ended on the Last Accounts Date;

Last Accounts Date means 30 June 2003;

Leased Properties means the properties and land use rights that are leased from the Existing Companies by the Target Group;

Material Adverse Change means any event, circumstance, effect, occurrence or state of affairs or any combination thereof (whether existing or occurring on or before the date of this Agreement or arising or occurring afterwards) (an Event) which is, or is reasonably likely to be, materially adverse to the business, operations, assets, liabilities (including, without limitation, contingent liabilities), Properties or the business or financial condition, results or prospects of the Target Group, and, in relation to the Warranties and paragraph 2 of Schedule 5 of the relevant Target Company;

Permitted Encumbrances means security interests arising by operation of law, security interests arising under sales contracts with title retention provisions and equipment leases with third parties entered into in the ordinary course of business and security interests for taxation and other governmental charges which are not due and payable or which may be paid without penalty after they become due and payable;

PRC means the People’s Republic of China;

PRC Relevant Governmental Approvals means the approvals, consents and authorisations from all relevant regulatory authorities in the PRC including, but not limited to, the State Council, the National Development and Reform Commission, the Ministry of Information Industry, the Ministry of Finance, the Ministry of State Land Resources, the State-owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission, which are necessary to effect the transactions contemplated by the Assets Injection Agreements and this Agreement;

Properties means the properties and land use rights stated in the Property Legal Opinions that are owned by the Target Group;

Property Legal Opinions means the legal opinions to be issued by Haiwen & Partners, PRC counsel for the purposes of the acquisition contemplated hereunder in relation to the properties and land use rights owned by the Target Group;

Purchaser Conditions has the meaning given in clause 2.1;

Purchaser Group means the Purchaser and its subsidiaries from time to time;

Purchaser Obligation means any representation, warranty or undertaking to indemnify (including, without limitation, any covenant to pay pursuant to the Tax Covenant) given by the Purchaser to the Vendor under this Agreement;

registered, in relation to Intellectual Property Rights, includes registrations and applications for registration;

Representatives has the meaning given in clause 11.2;

Assets Injection Agreements means the relevant agreements in relation to the injection of the fixed line telecommunications operations of the Existing Companies wholly owned by China Telecommunications Corporation and the related assets, liabilities and rights whose evaluation results have been approved by the State-owned Assets Supervision and Administration Commission of the State Council into each Target Company in the name of the Vendor;

Schedules means Schedule 1 to Schedule 8 to this Agreement and Schedule shall be construed accordingly;

Sichuan Telecom means Sichuan Telecom Company Limited, a company incorporated under the laws of the PRC on 28 August 2003 and a wholly-owned subsidiary of China Telecommunications Corporation;

Surviving Provisions means clauses 10, 11 and 19;

Tax Claim means a Claim for a breach of any of the Tax Warranties or a claim under the Tax Indemnity;

Tax Warranties means the representations and warranties set out in Part B of Schedule 4 and the Tax Indemnity;

Total Price means RMB46,000 million, being the total price payable by the Purchaser to the Vendor for the Target Assets;

Vendor Conditions has the meaning given in clause 2.1;

Vendor Group means the Vendor and its Affiliates from time to time but excluding the Target Group and the Purchaser Group;

Vendor Obligation means any representation, warranty or undertaking to indemnify (including, without limitation, any covenant to pay pursuant to the Tax Indemnity) given by the Vendor to the Purchaser under this Agreement;

Warranties means the representations and warranties given pursuant to clauses 4 and 7 and set out in Schedule 4;

Working Hours means 9.30am to 5.30pm on a Business Day.

1.2 In this Agreement, unless the context otherwise requires:

(a)	references to a person shall be construed so as to include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	the headings are inserted for convenience only and shall not affect the construction of this Agreement;

(c)	the singular shall include the plural and vice versa;

(d)	references to one gender include all genders;

(e)	references to times of the day are to local time in the relevant jurisdiction unless otherwise stated;

(f)	references to any PRC legal term for any action, remedy, method or judicial proceeding, legal document, legal status, court, official, or any legal concept or thing shall, in respect of any jurisdiction other than the PRC, be deemed to include that which most nearly approximates in that jurisdiction to the PRC legal term;

(g)	references to RMB or Renminbi are references to the lawful currency from time to time of the PRC;

(h)	any statement in this Agreement qualified by the expression to the best of the Vendor’s knowledge or so far as the Vendor is aware or any similar expression shall be deemed to include an additional statement that it has been made after due and careful enquiry and shall be deemed also to include the knowledge of each member of the Target Group and each member of the Vendor Group;

(i)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.3     Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any clause or any other Schedule, then for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

Schedule 2

DETAILS OF THE TARGET COMPANIES

1.	Name:	Anhui Telecom Company Limited

2.	Date of Incorporation:	26 August 2003

3.	Place of Incorporation:	Hefei, Anhui, PRC

4.	Type of Company:	Limited liability company (wholly State-owned)

5.	Registered Number:	3400001004157

6.	Registered Address:	No. 303, Huihe Road, Luyang District, Hefei

7.	Directors:	Zhang Jun’an, Zhu Xiaonan, Tao Ping, Han Pusheng

8.	Supervisors:	Hu Xinmin, Du Bing, Nie Jiang

9.	Registered Capital (Paid-in Capital)	RMB3,871,491,800

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	Wholly owned by China Telecommunications Corporation

1.	Name:	Fujian Telecom Company Limited

2.	Date of Incorporation:	28 August 2003

3.	Place of Incorporation:	Fuzhou, Fujian, PRC

4.	Type of Company:	Limited liability company (wholly State-owned)

5.	Registered Number:	3500001002539

6.	Registered Address:	No. 7, East Street, Gulou District, Fuzhou

7.	Directors:	Liu Yaoming, Duan Jianxiang, Huang Yan, Gao Jinxing, Chen Xunyi

8.	Supervisors:	Chen Lingxing, Liu Hongquan, Han Fang

9.	Registered Capital (Paid-in Capital)	RMB10,363,534,700

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	Wholly owned by China Telecommunications Corporation

1.	Name:	Jiangxi Telecom Company Limited

2.	Date of Incorporation:	18 September 2003

3.	Place of Incorporation:	Nanchang, Jiangxi, PRC

4.	Type of Company:	Limited liability company (wholly State-owned)

5.	Registered Number:	3600001132719

6.	Registered Address:	No. 2, Beiyi Road, Provincial Government’s Courtyard, Nanchang

7.	Directors:	Ke Ruiwen, Wang Xiaokui, Jiang Lisan, Wang Fengxiang, Han Youping, Huang Xiaoqing

8.	Supervisors:	Li Zhijie, Gui Hongfei, Peng Qingnan

9.	Registered Capital (Paid-in Capital)	RMB1,152,876,000

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	Wholly owned by China Telecommunications Corporation

1.	Name:	Guangxi Telecom Company Limited

2.	Date of Incorporation:	28 August 2003

3.	Place of Incorporation:	Nanning, Guangxi Zhuang Autonomous Region, PRC

4.	Type of Company:	Limited liability company (wholly State-owned)

5.	Registered Number:	4500001001589

6.	Registered Address:	No. 35, Minzhu Road, Nanning

7.	Directors:	Sun Junyan, Liu Xiaoning, Ye Songhua, Deng Zhuoping, Bai Xue’an

8.	Supervisors:	Ren Qi, Tan Shining, Hou Rui

9.	Registered Capital (Paid-in Capital)	RMB4,992,083,900

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	Wholly owned by China Telecommunications Corporation

1.	Name:	Chongqing Telecom Company Limited

2.	Date of Incorporation:	22 August 2003

3.	Place of Incorporation:	Chongqing, PRC

4.	Type of Company:	Limited liability company (wholly State-owned)

5.	Registered Number:	5000001805634

6.	Registered Office:	No. 51, Dapingzheng Street, Yuzhong District

7.	Directors:	Zou Pingxuan, Cheng Fenghai, Liao Bicheng, Yue Yuqing

8.	Supervisors:	Tian Fengyun, He Xiaochuan, Zhao Shifeng

9.	Registered Capital (Paid-in Capital)	RMB4,276,107,465

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	Wholly owned by China Telecommunications Corporation

1.	Name:	Sichuan Telecom Company Limited

2.	Date of Incorporation:	28 August 2003

3.	Place of Incorporation:	Chengdu, Sichuan, PRC

4.	Type of Company:	Limited liability company (wholly State-owned)

5.	Registered Number:	5100001816257

6.	Registered Address:	No. 72, Wenmiaoqian Street, Qingyang District, Chengdu

7.	Directors:	Sun Kangmin, Yang Guoguang, Xi Dunhou

8.	Supervisors:	Zhang Run, Ma Yuping, Wu Xianggang

9.	Registered Capital (Paid-in Capital)	RMB8,122,848,000

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	Wholly owned by China Telecommunications Corporation

SCHEDULE 3

Details of the Assets of the Head Office

Part of the Head office Assets shall mainly include the machineries and equipment, projects under construction and other intangible assets. As of 31 December 2002, after the evaluation, the net value of such assets is RMB432 million.

SCHEDULE 4

WARRANTIES

PART A

1.	INFORMATION

1.1 All information relating to the Target Assets provided to the Purchaser or its representatives and advisers for the purposes of inclusion in the Shareholders’ Circular or preparation of the Financial Statements and the Appraisal Report is true, accurate and not misleading and does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

1.2 Save as already disclosed in writing to the Purchaser, there are no other facts or matters which might reasonably be expected to have a material adverse effect on the financial or trading position or prospects of any Target Company or the Assets of the Head Office.

2.	THE VENDOR GROUP, THE TARGET COMPANIES AND THE HEAD OFFICE ASSETS

2.1	Authorisations, valid obligations, filings and consents

(a)	The Vendor has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other applicable governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to execute this Agreement and perform its obligations hereunder.

(b)	All consents, approvals and authorisations of any court, government department or other regulatory body required with respect to the Vendor for the execution of this Agreement and the performance of its terms have been obtained and are unconditional and in full force and effect.

(c)	This Agreement will, when executed, constitute valid and binding obligations of the Vendor.

(d)	Execution and performance by the Vendor will not violate or conflict with the provisions of its memorandum and articles of association, certificate of incorporation, by-laws, or equivalent constitutional documents in its relevant jurisdiction, where such breach or conflict would materially adversely affect its ability to execute this Agreement or perform its obligations hereunder.

(e)	The Vendor is not: (a) in breach of the terms of, or in default under, any instrument, agreement or order to which it is a party or by which it or its property is bound to an extent which is material in the context of the transactions herein contemplated; (b) involved in or the subject of any current or pending investigation or proceedings (whether administrative, regulatory or otherwise), whether in the PRC or elsewhere.

(f)	Subject to fulfilment of the Conditions, this Agreement will not:

(i) result in violation or breach of any applicable laws or regulations in any relevant jurisdiction; or

(ii) amount to a violation or default with respect to any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction; or

(iii) conflict with any of the certificates, licences or permits of the Vendor that enable it to carry on the business or operations now operated by it,

where, in each case, such breach, conflict or violation would materially adversely affect the Vendor’s ability to execute this Agreement or perform its obligations hereunder.

(g)	Other than as referred to in this Agreement:

(i) no announcements, consultations, notices, reports or filings are required to be made by the Vendor Group or any Target Company in connection with the performance of the obligations of the Vendor under this Agreement or in connection with the performance of the obligations of the Vendor Group or any Target Company under this Agreement; and

(ii) no consents, approvals, registrations, authorisations or permits are required to be obtained by the Vendor Group or any Target Company in connection with the execution and performance of this Agreement.

2.2	Details of the Vendor Group, the Target Companies and the Head Office Assets

(a)	The Vendor is validly incorporated, in existence and duly registered under the laws of the PRC, and has full power to to own, lease and operate its properties and assets and to execute and perform its obligations under this Agreement.

(b)	Each Target Company is incorporated with limited liability and has been duly organised and is validly existing under the laws of the PRC, and its business licence is in full force and effect; the Articles of Association of each Target Company comply with the requirements of applicable PRC law and are in full force and effect; each Target Company has all consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any court, governmental agency or body having jurisdiction over each Target Company or any of its properties in each jurisdiction in which the ownership or lease of property by it or the conduct of its business requires such qualification, except for such consents, approvals, authorizations, orders, registrations, clearances and qualifications which is not material to that Target Company, and has the legal right and authority to own, use, lease and operate its assets and to conduct its business in the manner presently conducted.

(c)	The registered capital of each Target Company is fully-paid or properly credited as fully-paid and the Vendor is the sole legal and beneficial owner of the registered capital free from all Encumbrances. The Target Shares constitutes the entire paid-in capital and related rights and interests of each Target Company.

(d)	There is no liability to pay any additional contributions in respect of the Target Assets.

(e)	No person has the right (exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital in any Target Company.

(f)	The Vendor is entitled to transfer the full ownership of the Target Shares to the Purchaser on the terms set out in this Agreement.

(g)	The information in respect of each Target Company set out in Schedule 2 is true, accurate and not misleading.

(h)	The Vendor is the sole legal and beneficial owner of the Head Office Assets and is not restrained by any Encumbrance, unless otherwise disclosed by the Financial Statements.

(i)	The Vendor has the right to transfer the ownership of the Head Office Assets to the Purchaser pursuant to the terms set out in this Agreement.

(j)	The information in respect of the Head Office Assets as being set out in Schedule 3 are true, accurate and not misleading.

3.	FINANCIAL MATTERS

3.1	The Accounts

(a)	The Last Accounts give a true and fair view of the state of affairs of the Target Group and its assets and liabilities as at the Last Accounts Date and of the results thereof for the financial year ended on the Last Accounts Date and for any of such periods.

(b)	Without limiting the generality of paragraph 3.1(a);

(i) the Accounts for each of the last two and a half (2.5) financial years ended on the Last Accounts Date and for any of such periods were prepared in accordance with the requirements of all relevant laws and appropriate accounting policies;

(ii) the Accounts either make full provision for or disclose all liabilities (whether actual, contingent or disputed and including finance lease commitments and pension liabilities), all outstanding capital commitments and all bad or doubtful debts of the Target Group to which they relate in accordance with the relevant generally accepted accounting principles;

	(iii)	the results shown by the Accounts for each of the last two and a half (2.5) financial years ended on the Last Accounts Date and for any of such periods were not affected by any extraordinary or exceptional item or by any other factor rendering such results for all or any of those periods unusually high or low;

	(iv)	the Accounts of the Target Group for each of the periods ended on the Last Accounts Dates were prepared under consistent accounting policies, comply with the requirements of all relevant laws and regulations and with all statements of standard accounting practice (or financial reporting standards) and applicable accounting principles;

	(v)	the rate of depreciation adopted by the Target Group in its Accounts for each of the periods ended on the Last Accounts Dates were sufficient for each of the fixed assets of such member to be written down to nil by the end of its useful life;

	(vi)	except as stated in its Accounts, no changes in the accounting policies were made by the Target Group in any of the periods ended on the Accounts Dates;

	(vii)	None of the financial information provided to the Purchaser or its representatives and advisers is misleading in any material respect nor materially over-state the value of the assets nor materially under-state the liabilities of the Target Group as at the dates to which they were drawn up and do not materially over-state the profits of the Target Group in respect of the periods to which they relate.

3.2	Working Capital

Having regard to existing bank and other financial facilities, the Target Group has sufficient working capital available to it as at the date of this Agreement to enable it to continue to carry on its business in its present form and at its present level of turnover and for the purpose of performing in accordance with their terms all orders, projects and other obligations and discharging all liabilities which ought properly to be discharged during the period of 12 months after Completion.

3.3	Position since Last Accounts Date

(a)	Since the Last Accounts Date there has been no Material Adverse Change in the financial or trading position or in the prospects of any Target Company and no event, fact or matter has occurred which is likely to give rise to any such change.

(b)	Since the Last Accounts Date:

(i)	the operation of each Target Company has been carried on in the ordinary and usual course, and no Target Company has made or agreed to make any payment other than routine payments in the ordinary and usual course of trading;

(ii)	there has been no material change in the level of borrowing or in the working capital requirements of any Target Company;

(iii)	all transactions between any Target Company and any Vendor Group Company have been on an arm’s length basis and on commercial terms;

(iv)	no dividend or other distribution has been declared, authorised, paid or made, nor has there been any reduction of paid-up registered capital, by any Target Company;

(v)	no share or loan capital or other similar interest has been issued or agreed to be issued by any Target Company;

(vi)	save for the Assets Injection Agreements and the Connected Transactions, no contract, liability or commitment (whether in respect of capital expenditure or otherwise) has been entered into by any Target Company which is of a long term or unusual nature or which involved or could involve an obligation of a material nature or magnitude;

(vii)	save as provided in the Assets Injection Agreements or in the usual and ordinary course of business of any Target Company, no Target Company has acquired or disposed of, or agreed to acquire or dispose of any material business or any material asset having a value in excess of RMB100 million;

(viii)	there has been no material increase or decrease in the levels of debtors or creditors or in the average collection or payment periods for the debtors and creditors respectively;

(ix)	no debtor has been released by any Target Company on terms that it pays less than the book value of its debt and no material debt owing to any Target Company has been deferred, subordinated or written off or has proved to any extent irrecoverable;

(x)	no change has been made in terms of employment and any benefits in kind payable to employees and other employment related matters by any Target Company or any Vendor Group Company (other than those required by law) which could materially increase the total costs attributable to employment and employee benefits of the Target Company;

(xi)	there has been no material reduction in the cash balances of any Target Company;

	(xii)	the business of any Target Company has not been affected by any abnormal factor not affecting to a similar extent generally all companies carrying on similar businesses; and

	(xiii)	no Target Company has agreed to any variation or termination of any existing contract to which that Target Company is a party and which may have a material effect upon the nature or scope of the operations of such Target Company.

3.4	Accounting and other records

(a)	The statutory books, books of account and other records of each Target Company required to be kept by applicable laws in all relevant jurisdictions are up-to-date and have been maintained in accordance with all such applicable laws and relevant generally accepted accounting practices on a proper and consistent basis and comprise complete and accurate records of all information required to be recorded.

(b)	All such statutory books, books of account and other records, together with all documents of title and executed copies of all existing agreements which are necessary for the proper conduct of the business of each Target Company and to which each Target Company is a party, are in its possession or under its control.

4.	DEBT POSITION

4.1	Debts owed to the Target Companies

No Target Company has lent any money which is due to be repaid and as at the date of this Agreement has not been repaid to it or owns the benefit of any debt (whether trading or otherwise) other than:

(a)	the Intra-Group Loans; and

(b)	trade debts incurred in the ordinary and usual course of business which do not exceed 120% of the trade debts as set out in the Last Accounts.

4.2	Debts owed by the Target Companies

(a)	No Target Company has outstanding any borrowing or indebtedness in the nature of borrowing (including, without limitation, any indebtedness for moneys borrowed or raised under any acceptance credit, bond, note, bill of exchange or commercial paper, finance lease, hire purchase agreement, trade bills (other than those on terms normally obtained), forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing) other than:

	(i)	the Intra-Group Loans; and

	(ii)	moneys borrowed from or otherwise owed to third parties which do not exceed 120% of the money borrowed from or otherwise owed to third parties as set out in the Last Accounts.

(b)	No Target Company has received any notice to repay any Debt which is repayable on demand.

(c)	No debt of any Target Company has become or is now due and payable, or capable of being declared due and payable, in each case before its normal or originally stated maturity and no demand or other notice requiring the payment or repayment of any debt of any Target Company before its normal or originally stated maturity has been received by any Target Company.

(d)	There has not occurred any event of default or any other event or circumstance which would entitle any person to call for early repayment under any agreement relating to any borrowing or indebtedness of any Target Company or to enforce any security given by any Target Company (or, in either case, any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance).

5.	REGULATORY MATTERS

5.1	Operating Licences

(a)	Each Target Company has, or will by Completion have, obtained all licences, permissions, authorisations and consents required for carrying on its business effectively in the places and in the manner in which such business is now carried on.

(b)	The licences, permissions, authorisations and consents referred to in paragraph (a) are (or will by Completion be) in full force and effect, not limited in duration or subject to any unusual or onerous conditions, have been (or will by Completion have been) complied with in all respects.

(c)	To the best knowledge of the Vendor, there are no circumstances which indicate that any of the licences, permissions, authorisations or consents referred to in paragraph (a) will or are likely to be revoked or not renewed, in whole or in part, in the ordinary course of events (whether as a result of the acquisition of the Target Assets by the Purchaser or otherwise).

(d)	Each Target Company has conducted its business and corporate affairs in accordance with its business licence and with all applicable laws and regulations (whether of the PRC or any other jurisdiction).

(e)	No Target Company is in default of any order, decree or judgment of any court or any governmental or regulatory authority (whether of the PRC or any other jurisdiction).

6.	THE REORGANISATION AND THE ASSETS

6.1	The Reorganisation

(a)	The property and other assets transferred into a Target Company pursuant to the Reorganisation comprise all the assets necessary for the carrying on of the business carried on or to be carried on by such Target Company in the manner it is presently conducted and the liabilities assumed by a Target Company pursuant to the Reorganisation represent the only liabilities of such Target Company and are fully, fairly and accurately provided for in the Financial Statements.

(b)	The events and transactions contemplated by the Reorganisation do not contravene any provision of applicable law, rule or regulation and do not contravene the Articles of Association, other constitutional documents or the business licences of any Target Company, or contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument binding upon any Target Company that, singly or in the aggregate, is material to any Target Company, or any judgement, rule or regulation, order or decree of any governmental body, agency or court having jurisdiction over any Target Company and will not result in the creation or imposition of any Encumbrance or other restriction upon any assets of any Target Company.

(c)	All consents, approvals, authorisations, orders, registrations and qualifications required in the PRC in connection with the events and transactions contemplated by the Reorganisation have been (or will by Completion have been) made or unconditionally obtained in writing (including, without limitation, all PRC Relevant Governmental Approvals), and no such consent, approval, authorisation, order, registration or qualification has been withdrawn or is subject to any condition precedent which has not been fulfilled or performed.

(d)	There are no legal or government proceedings pending against any of the Target Companies in the PRC challenging the effectiveness or validity of the events and transactions contemplated by the Reorganisation and, to the best knowledge of the Vendor, no such proceedings are threatened or contemplated by any governmental agencies in the PRC or elsewhere.

6.2	Ownership

(a)	For the purpose of this Warranty 6.2, assets shall not include the Properties and the Leased Properties, to which the provisions of Part B of this Schedule shall apply.

(b)	Save as disclosed in the Financial Statements, the assets included in the Accounts of the Target Group are the absolute property of the Target Group and are free from all Encumbrances and are not the subject of any security interest or any assignment, option, right of pre-emption, royalty, factoring arrangement, leasing or hiring agreement, hire purchase agreement, conditional sale or credit sale agreement, agreement for payment on delayed terms or any similar agreement or arrangement (or any agreement or obligation, including a conditional obligation, to create or enter into any of the foregoing).

(c)	Save as disclosed in the Financial Statements, the Head Office Assets are the absolute property of the Vendor and are free from all Encumbrances and are not the subject of any security interest or any assignment, option, right of pre-emption, royalty, factoring arrangement, leasing or hiring agreement, hire purchase agreement, conditional sale or credit sale agreement, agreement for payment on delayed terms or any similar agreement or arrangement (or any agreement or obligation, including a conditional obligation, to create or enter into any of the foregoing).

6.3	Possession and third party facilities

(a)	All of the assets owned by the Target Group, or in respect of which the Target Group has a right of use, are in the possession or under the control of the Target Group.

(b)	Where any assets are used but not owned by the Target Group or any facilities or services are provided to the Target Group by any third party, there has not occurred any event of default or any other event or circumstance which may entitle any third party to terminate any agreement or licence in respect of the provision of such facilities or services (or any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance).

6.4	Adequacy of assets

(a)	The:

(i)	rights, properties and assets of the Target Group;

(ii)	facilities and services to which the Target Group has a contractual right; and

(iii)	rights of the Purchaser Group pursuant to this Agreement

include all rights, properties, assets, facilities and services which are necessary for the carrying on of the business of the Target Group after Completion in the places and substantially in the manner in which it is carried on as at the date of this Agreement.

(b)	Save as otherwise provided in the Connected Transactions, the Target Group does not depend in any material respect upon the use of assets owned by, or facilities or services provided by, any Vendor Group Company.

6.5	Condition

All the plant, machinery, systems, equipment and vehicles used by the Target Group and the Head Office Assets:

(a)	are in a good state of repair and are not dangerous, obsolete or in need of renewal or replacement; and

(b)	can be efficiently and properly used for the purposes for which they were acquired or are retained.

6.6	Insurances

(a)	The business, undertakings, properties, other assets of the Target Group and the Head Office Assets are adequately insured against such risks as are normally insured by persons carrying on similar businesses in the PRC as those carried on by the Target Group and the Vendor and such insurances include all the insurances which the Target Group and/or the Vendor is required under the terms of any leases or any contracts in respect of any of its properties to undertake and such insurances are in full force and effect and there are no circumstances which could render any of such insurances void or voidable and all due premiums in respect thereof have (if due) been paid.

(b)	No claim is outstanding by the Target Group under any such policy of insurance and, to the best knowledge of the Vendor, there are no circumstances likely to give rise to such a claim.

7.	INTELLECTUAL PROPERTY AND INFORMATION TECHNOLOGY

7.1	Target Group IPR

(a)	The Target Group is the sole legal owner of all Intellectual Property Rights registered or sought to be registered in any jurisdiction which are held or beneficially owned by the Target Group.

(b)	No act has been done or omitted to be done and no event has occurred or is likely to occur which may render any of such Intellectual Property Rights subject to revocation, compulsory licence, cancellation or amendment or may prevent the grant or registration of a valid Intellectual Property Right pursuant to a pending application.

7.2	No Infringement by Vendor Group or Target Group

(a)	None of the operations of the Target Group infringes, or is likely to infringe, the Intellectual Property Rights of a third party.

(b)	No claim has been made by a third party which alleges that the operations of the Target Group infringe, or are likely to infringe, the Intellectual Property Rights of a third party or which otherwise disputes the right of the Target Group to use the Intellectual Property Rights owned or used by the Target Group. The Vendor is not aware of any circumstances likely to give rise to a claim.

(c)	The Target Group is not in default under any licence, sub-licence or assignment granted to it in respect of any Intellectual Property Rights used by the Target Group.

7.3	No Infringement by third parties

(a)	No third party is infringing, or is likely to infringe, the Intellectual Property Rights owned or used by the Target Group.

(b)	No claim has been made by the Target Group which alleges that a third party is infringing, or is likely to infringe, the Intellectual Property Rights owned or used by the Target Group, or which otherwise disputes the right of a third party to use the Intellectual Property Rights owned or used by the third party. The Vendor is not aware of any circumstances likely to give rise to a claim.

(c)	The Target Group has not acquiesced in the unauthorised use by a third party of the Intellectual Property Rights owned or used by the Target Group.

(d)	There have been no acts or omissions which would prejudice the rights of the Purchaser to enforce the Intellectual Property Rights owned or used by the Target Group. In particular, transactions relating to them have been registered promptly, and within applicable time limits.

7.4	Adequacy of Intellectual Property Rights

The Target Group owns, or have licensed to them, all Intellectual Property Rights which are required to carry on the business of the Target Group as it is presently carried on, and in accordance with the current documented plans of the Vendor.

7.5	Encumbrances

The Intellectual Property Rights owned or used by the Target Group are not subject to any security interest, option, mortgage, charge or lien.

7.6	Loss of Intellectual Property Rights

The Intellectual Property Rights owned or used by the Target Group will not be lost, or rendered liable to termination, by virtue of the acquisition of the Target Assets or the performance of this Agreement.

7.7	Records and Software

(a)	All the accounting records and systems (including but not limited to computerised accounting systems) of the Target Group are recorded, stored, maintained or operated or otherwise held by the Target Group and are not wholly or partly dependent on any facilities or systems which are not under the exclusive ownership or control of the Target Group.

(b)	The Target Group is licensed to use all software necessary to enable it to continue to use its computerised records for the foreseeable future in the same manner in which they have been used prior to the date of this Agreement and does not share any user rights in respect of such software with any other person.

8.	CONTRACTUAL MATTERS

8.1	Material contracts

Save for the Assets Injection Agreements and the Connected Transactions, there is not outstanding any agreement or arrangement to which the Target Group is a party:

(a)	which, by virtue of the acquisition of the Target Assets by the Purchaser or other performance of the terms of this Agreement, will result in:

(i)	any other party being relieved of any obligation or becoming entitled to exercise any right (including any right of termination or any right of pre-emption or other option); or

(ii)	any member of the Target Group being in default under any such agreement or arrangement or losing any benefit, right or licence which it currently enjoys or in a liability or obligation of any member of the Target Group being created or increased;

(b)	to which any Vendor Group Company is a party or in which any Vendor Group Company or any connected person (as defined under the Listing Rules) is interested or from which any such person takes benefit, whether directly or indirectly;

(c)	which was entered into otherwise than in the ordinary course of business;

(d)	which was entered into otherwise than by way of bargain at arm’s length;

(e)	which establishes any guarantee, indemnity, suretyship, form of comfort or support (whether or not legally binding) given by any member of the Target Group in respect of the obligations or solvency of any third party (except as otherwise disclosed in the Financial Statements);

(f)	pursuant to which any member of the Target Group has sold or otherwise disposed of any company or business in circumstances such that it remains subject to any liability (whether contingent or otherwise) which is not fully provided for in its Last Accounts;

(g)	which, upon completion by any member of the Target Group of its work or the performance of its other obligations under it, is likely to result in a loss for that member of the Target Group which is not fully provided for in its Last Accounts or which either is not expected to make a normal profit margin or involves an abnormal degree of risk;

(h)	which establishes any joint venture, consortium, partnership or profit (or loss) sharing agreement or arrangement to which any member of the Target Group is a party (except as otherwise disclosed in the Financial Statements);

(i)	any power of attorney given by any member of the Target Group or any other authority which would enable any person not employed by that member of the Target Group to enter into any contract or commitment on behalf of that member of the Target Group;

(j)	which involves or is likely to involve (i) material expenditure by any member of the Target Group or (ii) material obligations or restrictions of any member of the Target Group of an unusual or exceptional nature or magnitude and not in the ordinary and usual course of business;

(k)	which establishes any material agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement to which any member of the Target Group is a party;

(l)	which is a currency and/or interest rate swap agreement, asset swap, future rate or forward rate agreement, interest cap, collar and/or floor agreement or other exchange or rate protection transaction or combination thereof or any option with respect to any such transaction or any other similar transaction to which any member of the Target Group is a party;

(m)	which is any other agreement or arrangement having or likely to have a material effect on the financial or trading position or prospects of any member of the Target Group; and

(n)	which is a bid, tender, proposal or offer which, if accepted, would result in any member of the Target Group becoming a party to any agreement or arrangement of a kind described in paragraphs (a) to (m) above, as far as the Vendor is aware.

8.2	Defaults

(a)	No member of the Target Group is in default under any agreement to which it is a party and there are no circumstances likely to give rise to any such default.

(b)	No party with whom any member of the Target Group has entered into any agreement or arrangement is in default under such agreement or arrangement and there are no circumstances likely to give rise to any such default.

9.	LITIGATION AND INVESTIGATIONS

9.1 Litigation

(a)	Except as plaintiff in the collection of debts arising in the ordinary course of business, no member of the Target Group is a plaintiff or defendant in or otherwise a party to any material litigation, arbitration or administrative proceedings which are in progress or threatened or pending by or against or concerning any member of the Target Group or any of its assets.

(b)	No governmental or official investigation or inquiry concerning any member of the Target Group is in progress or pending.

(c)	The Vendor is not aware of any circumstances which are likely to give rise to any such proceeding, investigation or inquiry as is referred to in paragraph (a) or paragraph (b).

9.2	Investigations

So far as the Vendor is aware, no governmental or official investigation or inquiry concerning any member of the Target Group is in progress or pending.

10.	EMPLOYMENT

10.1     No member of the Target Group has entered into any arrangements regarding any future variation in any contract of employment in respect of any of its directors and employees or any agreement imposing an obligation on that member of the Target Group to increase the basis and/or rates of remuneration and/or the provision of other benefits in kind to or on behalf of any of its directors or employees at any future date.

10.2     Each member of the Target Group has in relation to each of its employees (and so far as relevant to each of its former employees) complied in all material respects with all statutes, regulations, codes of conduct, collective agreements, terms and conditions of employment, orders and awards relevant to their conditions of service or to the relations between it and its employees (or former employees, as the case may be) or any recognised trade union.

10.3     No member of the Target Group has in existence any share incentive scheme, share option scheme or profit sharing scheme for all or any of its directors or employees.

11.	RETIREMENT BENEFITS

11.1     Except to the extent (if any) to which provision or allowance has been made in the Last Accounts of each Target Company:

(a)	no outstanding liability has been incurred by the Target Group for breach of any contract of employment or for services or for long service or redundancy payments, protective awards, compensation for dismissal or for any other liability accruing from the termination of any contract of employment or for services, and no such liability will be incurred by the Target Group as a result of the Reorganisation or the acquisition of the Target Assets by the Purchaser or other performance of the terms of this Agreement and the Assets Injection Agreements;

(b)	no gratuitous payment has been made or benefit given (or promised to be made or given) by the Target Group in connection with the actual or proposed termination or suspension of employment, or variation of any contract of employment, of any present or former director or employee of the Target Group.

12.	INSOLVENCY ETC.

12.1     No order has been made, petition presented or meeting convened for the purpose of considering a resolution for the winding up of any Target Company or for the appointment of any provisional liquidator. No petition has been presented for an administration order to be made in relation to any Target Company, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets and/or undertaking of any Target Company.

12.2     No composition in satisfaction of the debts of any Target Company, or scheme of arrangement of its affairs, or compromise or arrangement between it and its creditors and/or members or any class of its creditors and/or members, has been proposed, sanctioned or approved.

12.3     No distress, distraint, charging order, garnishee order, execution or other process has been levied or applied for in respect of the whole or any part of any of the property, assets and/or undertaking of any Target Company.

12.4     No events or circumstances analogous to any of those referred to in Warranties 12.1 to 12.3 have occurred in any jurisdiction outside the PRC.

12.5     No circumstances exist which are likely to give rise to the occurrence of any events or circumstances described in Warranties 12.1 to 12.4 if the Warranties were to be repeated at any time on or before Completion.

PART B

1.	TAX

1.1     Each Target Company has two tax registration certificates which are in full force and effect and no Target Company has established any place of business or carried on any business and has not made any filing with any tax authority in any part of the world other than the PRC.

1.2     Each Target Company has complied in all material respects with all statutory provisions, rules, regulations, orders and directions concerning profits or enterprise income tax, value-added tax, business tax and stamp duty (and any similar applicable tax or taxation in the PRC).

1.3     No tax authority has agreed to operate any special arrangement (being an arrangement which is not based on a uniform application of the relevant legislation whether expressly provided for in the relevant legislation or operated by way of extra statutory concession or otherwise) in relation to any Target Company.

1.4     Each Target Company has duly, within all appropriate time limits, made all returns, given all notices and supplied all information required to be supplied to all relevant tax authorities. All such information was when provided and remain complete and accurate and all such returns and notices were when provided and remain complete and accurate and were made on a proper basis.

1.5     No Target Company has received any notice or allegation from any tax authorities that it has not complied with any relevant legal requirement relating to registration or notification for taxation purposes and no Target Company is involved in any dispute or investigation with any tax authority and there are no facts or matters which it reasonably believes will cause any such dispute or investigation or any liability for taxation (present or future).

1.6     Each Target Company:

(a)	has paid or accounted for all taxation (if any) due to be paid or accounted for by it before the date of this Agreement;

(b)	is not under any liability to pay any penalty or interest in connection with any taxation referred to in paragraph (a);

(c)	has made all deductions and withholdings in respect or on account of taxation which it is required or entitled by any relevant legislation to make from any payments made by it including, without limitation, interest annuities or other annual payments, royalties, rent, remuneration payable to employees or sub-contractors or payments to a non-resident and where appropriate each Target Company has accounted in full to the relevant fiscal authority for any taxation so deducted or withheld; and

(d)	has taken all necessary steps to obtain any repayment of or relief from taxation available to it.

1.7     All sums due and payable to any taxation authority in respect of emoluments paid and benefits provided to the employees of each Target Company at the date of this Agreement have been paid and all such deductions and retentions as are required under the laws of the PRC have been made.

1.8     All remuneration, compensation payments, payments on retirement or removal from an office or employment and other sums paid or payable to employees or officers or former employees or officers of each Target Company and all interest, annuities, royalties, rent and other annual payments paid or payable by each Target Company (whether before or after the date hereof) pursuant to any obligation in existence at the date hereof are and will (on the basis of the taxation legislation in force at the date hereof) be deductible for incomes tax purposes either in computing the profits of each Target Company or as a charge on the income of such Target Company.

1.9     Each Target Company has made or caused to be made the returns which ought to be made by or in respect of each Target Company for any taxation purposes and no returns are the subject of any dispute with any tax authority.

2.	PROPERTY

2.1     Each Target Company has valid title to, or valid leasehold interests in, all of the Properties and Leased Properties, respectively, and valid title to all material personal property owned by them, in each case free and clear of all Encumbrances, defects or any other restrictions except such as are described in the Property Legal Opinions or such as do not materially affect the value of such property or do not interfere with the use made and proposed to be made of such property by each Target Company.

2.2     Each Leased Property held under lease by each Target Company are held by them under valid and enforceable leases in full force and effect with such exceptions as are not material or do not interfere with the use made and proposed to be made of such property and buildings by any Target Company and no material default (or event which with notice or lapse of time, or both, would constitute such a default) by any Target Company has occurred and is continuing under any of such leases.

2.3     Each Target Company does not own, operate, manage or have any other right or interest, directly or indirectly, in any other material real property of any kind save for those described in the Property Legal Opinions.

SCHEDULE 5

CONDUCT OF THE TARGET GROUP COMPANIES

1.	From the date of this Agreement until Completion, the Vendor shall:

(a)	procure that each member of the Target Group carries on its business only in the ordinary and usual course and shall procure that no member of the Target Group makes or agrees to make any payment other than routine payments in the ordinary and usual course of business;

(b)	procure that all reasonable steps are taken to preserve and protect the assets of each member of the Target Group and to preserve and retain the goodwill of each of their businesses (including the existing relationships with customers and suppliers);

(c)	subject to clause 11, procure that the Purchaser’s representatives shall be allowed, upon reasonable notice, access to (i) the books and records of each member of the Target Group (including all statutory books, minute books, leases, contracts, supplier lists and customer lists), together with the right to take copies; and (ii) the premises used by, and management of, each member of the Target Group;

(d)	not do, allow or procure, and shall ensure that no member of the Target Group shall do, allow or procure, any act or omission which would constitute or give rise to a breach of any Warranty if the Warranties were repeated at any time before Completion by reference to the facts and circumstances then existing as if references in the Warranties to the date of this Agreement were references to the relevant date;

(e)	make prompt disclosure to the Purchaser of all relevant information which comes to the notice of the Vendor or any other member of the Vendor Group in relation to any fact or matter (whether existing on or before the date of this Agreement or arising afterwards) which may constitute a breach of any Warranty if the Warranties were to be repeated on or at any time before Completion by reference to the facts and circumstances then existing;

(f)	procure that there is no declaration, authorisation, making or payment of a dividend or other distribution (whether in cash, stock or in kind) nor any reduction of its paid-up registered capital by any member of the Target Group;

(g)	procure that no share or loan capital or other security is created, allotted or issued or agreed to be created, allotted or issued by any member of the Target Group and that no option over or other right to subscribe for any share or loan capital or other security is granted by any member of the Target Group;

(h)	cause all transactions between each member of the Target Group and members of the Vendor Group to take place on arm's length terms;

(i)	not take any action, and shall procure that no action is taken by any member of the Target Group, which is inconsistent with the provisions of this Agreement;

(j)	otherwise than in the ordinary course of business, the amount of any Indebtedness owed by each member of the Target Group existing as at the date of this Agreement shall not be increased or extended and no new Indebtedness shall be entered into or assumed by any such company; and

(k)	no action is taken by any member of the Target Group or any Vendor Group Company which is inconsistent with the provisions of this Agreement or the consummation of the transactions contemplated by this Agreement.

2.     Pending Completion the Vendor shall fully notify and consult with the Purchaser, or procure that the Purchaser is fully notified and consulted, in relation to any matters which may result in a Material Adverse Change, and shall procure that, save with the prior consent of the Purchaser, none of the following are done, permitted or agreed to be done by or in relation to the Target Group:

(a)	the reorganisation of, or the discontinuance of, any part of the business of the Target Group;

(b)	any failure to settle in accordance with the payment procedures and timescales normally observed by each member of the Target Group any debts incurred by that member of the Target Group in the normal course of trading;

(c)	any execution or modification of (including a bid, tender, proposal or offer likely to lead to the same) or a termination of any contract or arrangement having a material value or involving or likely to involve material expenditure or which is of a long term or unusual nature or which could involve an obligation of a material nature or which may result in any material change in the nature or scope of the operations of any member of the Target Group, or any modification (including a bid, tender, proposal, or offer likely to lead to the same) of any contract or arrangement which would cause the relevant contract or arrangement to fall within any of the above descriptions in this paragraph, or which may have such a result;

(d)	the creation of any Encumbrance over the Target Assets or the registered capital or the assets of any member of the Target Group, or any of them, other than a Permitted Encumbrance;

(e)	the acquisition of, or entering into an agreement to acquire, or the disposal of, or entering into an agreement to dispose of, any material asset or material business; and

(f)	execution of any agreement, contract, arrangement or transaction (whether or not legally binding) other than in the ordinary and usual course of business.

SCHEDULE 6

COMPLETION ARRANGEMENTS

1.     At or before Completion, the Vendor shall deliver or procure the delivery to the Purchaser of (or make available to the Purchaser’s satisfaction):

(a)	documentation certifying the completion of the administrative registration and transfer of the ownership of the entire interest in each Target Company from the Vendor into the name of the Purchaser;

(b)	the certificates of incorporation, common seal, share register, business licence, the documents evidencing the PRC Relevant Governmental Approvals (as the case may be) and all minute books and other statutory books (which shall be written up to but not including Completion) of each Target Company;

(c)	all such other documents as may be required to enable the Purchaser to be registered as the sole shareholder of the entire interest in each Target Company;

(d)	a counterpart of the Tax Indemnity duly executed by the Vendor;

(e)	a copy of a resolution of the office of the managing director (certified by an officer of the Vendor duly appointed by the Vendor as true and correct) of the Vendor, authorising the execution of and the performance by the Vendor of its obligations under this Agreement and each of the other documents to be executed by the Vendor;

(f)	a legal opinion on the Properties from Haiwen & Partners, PRC counsel, in form and substance acceptable to the Purchaser; and

(g)	a certificate of an officer of the Vendor to the effect that each of the representations and warranties set out in Schedule 4 is true and accurate in all material respects immediately before Completion.

2.	At Completion, the Purchaser shall:

(a)	in satisfaction of its obligations under clause 5.2, cause the amount set out in clause 5.2 to be paid on Completion or such later date as may be agreed between the Vendor and the Purchaser by electronic funds transfer (or such other modes of payment as may be agreed between the Vendor and the Purchaser) to the bank account(s) of the Vendor, details of which shall be notified in writing to the Purchaser at least two Business Days prior to Completion; and

(b)	deliver to the Vendor a copy of the board minutes (certified by a duly appointed officer as true and correct) of the Purchaser authorising the execution and performance by the Purchaser of its obligations under this Agreement.

SCHEDULE 7

CONNECTED TRANSACTIONS

1.      This Agreement.

2.      The Supplementary Agreement of the Trademark License Agreement and the Supplementary Agreement of the Non-competition Agreement, the Centralised Services Agreement, the Interconnection Agreement and the Optic Fibers Leasing Agreement for the Four Provinces entered into on 26 October 2003 between China Telecommunications Corporation and China Telecom Corporation Limited.

3.      The Engineering Agreements entered into on 26 October 2003 between Anhui Telecom, Fujian Telecom, Jiangxi Telecom, Guangxi Telecom, Chongqing Telecom and Sichuan Telecom and China Telecom Anhui Telecom Company, China Telecom Fujian Telecom Company, China Telecom Jiangxi Telecom Company, China Telecom Guangxi Telecom Company, China Telecom Chongqing Telecom Company and China Telecom Sichuan Telecom Company respectively.

4.     The Third Party Properties Sub-Leasing Agreements entered into on 26 October 2003 between Anhui Telecom, Fujian Telecom, Jiangxi Telecom, Guangxi Telecom, Chongqing Telecom and Sichuan Telecom and China Telecom Anhui Telecom Company, China Telecom Fujian Telecom Company, China Telecom Jiangxi Telecom Company, China Telecom Guangxi Telecom Company, China Telecom Chongqing Telecom Company and China Telecom Sichuan Telecom Company respectively.

5.      The Property Leasing Agreements entered into on 26 October 2003 between Anhui Telecom, Fujian Telecom, Jiangxi Telecom, Guangxi Telecom, Chongqing Telecom and Sichuan Telecom and China Telecom Anhui Telecom Company, China Telecom Fujian Telecom Company, China Telecom Jiangxi Telecom Company, China Telecom Guangxi Telecom Company, China Telecom Chongqing Telecom Company and China Telecom Sichuan Telecom Company respectively.

6.      The IT Services Agreements entered into on 26 October 2003 between Anhui Telecom, Fujian Telecom, Jiangxi Telecom, Guangxi Telecom, Chongqing Telecom and Sichuan Telecom and China Telecom Anhui Telecom Company, China Telecom Fujian Telecom Company, China Telecom Jiangxi Telecom Company, China Telecom Guangxi Telecom Company, China Telecom Chongqing Telecom Company and China Telecom Sichuan Telecom Company respectively.

7.      The Equipment Procurement Agreements entered into on 26 October 2003 between Anhui Telecom, Fujian Telecom, Jiangxi Telecom, Guangxi Telecom, Chongqing Telecom and Sichuan Telecom and China Telecom Anhui Telecom Company, China Telecom Fujian Telecom Company, China Telecom Jiangxi Telecom Company, China Telecom Guangxi Telecom Company, China Telecom Chongqing Telecom Company and China Telecom Sichuan Telecom Company respectively.

SCHEDULE 8

FORM OF TAX INDEMNITY

THIS DEED OF TAX INDEMNITY is made on 26 October 2003

BETWEEN:

(1)	CHINA TELECOMMUNICATIONS CORPORATION a company incorporated under the laws of the PRC whose registered office is at 31 Jinrong Avenue, Xicheng District, Beijing, PRC (the Vendor); and

(2)	CHINA TELECOM CORPORATION LIMITED a company incorporated under the laws of the PRC whose registered office is at 31 Jinrong Avenue, Xicheng District, Beijing, PRC (the Purchaser).

WHEREAS:

(A)      By a conditional sale and purchase agreement dated 26 October 2003 (the Agreement) made between the Vendor and the Purchaser, the Vendor has agreed to sell and the Purchaser has agreed to purchase the Target Assets (as defined in the Agreement) on the terms and conditions contained therein.

(B)      It is a term of the Agreement that the Vendor deliver this Deed of Tax Indemnity to the Purchaser on Completion (as defined in the Agreement).

NOW THIS DEED WITNESSES as follows:

1.      INTERPRETATION

1.1     In this Deed, unless the context requires otherwise:

(a)	words and expressions and other rules of interpretation defined, used or set out in the Agreement have the same meanings and application in this Deed;

(b)	taxation means and includes all forms of tax, levy, duty, charge, impost, fee, deduction or withholding of any nature now or hereafter imposed, levied, collected, withheld or assessed by any taxing or other authority in any part of the world and includes any interest, additional tax, penalty or other charge payable or claimed in respect thereof,

(c)	Claim means any assessment, notice, demand, letter or other document issued or action taken by or on behalf of any person, authority or body whatsoever and of whatever country from which it appears that any Target Company is liable or is sought to be made liable to make any payment or is deprived or is sought to be deprived of any relief or allowance or credit or right to repayment of taxation;

(d)	event includes (without limitation) the death of any person, any action, omission or transaction whether or not any Target Company is a party thereto and includes completion of the sale of the Target Assets to the Purchaser and references to the result of events on or before the date hereof shall include the combined result of two or more events one or more of which shall have taken place before the date hereof;

(e)	references to income or profits or gains earned, accrued or received shall include income or profits or gains deemed to have been or treated as or regarded as earned, accrued or received for the purposes of any legislation;

(f)	references to a Claim shall include any Claim whether made before or after the date hereof and whether satisfied or unsatisfied at the date hereof and shall also include:

(i) the loss of any relief, allowance or credit granted by or pursuant to any legislation or otherwise for taxation purposes which could but for the Claim in question have been available to the Purchaser or any Target Company whether or not the said loss results in any taxation being payable at the time of such loss; and

(ii) the nullifying or cancellation of a right to repayment of taxation which would have been so available or is at the date hereof assumed by the Vendor or the Purchaser to be available;

(g)	and in such a case the amount of taxation which could otherwise have been relieved, allowed or credited by the relief, allowance or credit so lost or the amount of repayment which would otherwise have been obtained shall be treated as an amount of taxation for which a liability has arisen;

(h)	references to the Agreement shall be construed as references to the Agreement as amended or supplemented from time to time.

1.2     The expressions the Vendor, the Target Company and the Purchaser shall, where the context permits, include their respective successors and assigns.

2.      INDEMNITY

Subject as hereinafter provided, the Vendor hereby undertakes to indemnify and keep indemnified the Purchaser (for itself and as trustee for any Target Group member) against any loss or liability suffered by the Purchaser or any Target Company including, but not limited to, any diminution in the value of the assets of or shares in any Target Company, any payment made or required to be made by the Purchaser or any Target Company and any costs and expenses incurred as a result of or in connection with any Claim falling on any Target Company resulting from or by reference to any income, profits or gains earned, accrued or received on or before the date hereof or any event on or before the date hereof whether alone or in conjunction with other circumstances and whether or not such taxation is chargeable against or attributable to any other person, firm or company.

3.	EXCEPTIONS

The indemnities given by this Deed do not cover any Claim to the extent that provision or reserve in respect thereof has been made in the Last Accounts or to the extent that payment or discharge of such Claim has been taken into account therein.

4.	COSTS AND EXPENSES

The indemnities given by this Deed shall cover all costs and expenses incurred by the Purchaser or any Target Company in connection with any Claim, and any penalties, fines or interest payable by the Purchaser or any Target Company relating to any Claim for which the Vendor is liable under this Deed.

5.	REIMBURSEMENT

In the event that any Claim which is the subject of an indemnity hereunder is or has been discharged (whether by payment or by the loss of any relief, allowance, credit or right to repayment of taxation) or suffered by any Target Company, the indemnity given hereunder shall take effect as a covenant by the Vendor forthwith to reimburse the relevant Target Company (through the Purchaser) for any amount so paid or to compensate the relevant Target Company for any loss of relief, allowance, credit or right to repayment so suffered.

6.	CONDUCT OF CLAIMS

If the Purchaser becomes aware of a Claim relevant for the purposes of this Deed, it shall as soon as reasonably practicable give notice thereof to the Vendor and shall (subject to the Purchaser and the Target Group being indemnified to the Purchaser’s satisfaction against any liability, costs, damages or expenses which may be incurred thereby) take such action and procure that the Target Company shall take such action as the Vendor may reasonably request to avoid, resist, dispute, defend, compromise or appeal against the Claim, provided that neither the Purchaser nor any Target Company shall be required to take any steps which would require any admission of guilt or liability relating to matters connected with the Claim in question or which would affect the future conduct of the business of the Purchaser or any Target Company or affect the rights or reputations of any of them nor shall they be required to take any such action unless the Vendor shall have produced to them a leading barrister’s opinion that such action is reasonable.

7.	SET-OFF AND DEDUCTIONS

All payments to be made by the Vendor under this Deed shall be made in full without set-off or counterclaim or any restriction or condition and free and clear of any present or future taxes, duties, charges or other deductions or withholdings of any nature. If any deduction or withholding is required to be made from any such payment the Vendor shall, together with such payment, pay such additional amount as is necessary to ensure that the recipient receives the full amount due hereunder.

8.	WAIVER AND SEVERABILITY

No failure or delay by the Purchaser or any Target Company in exercising any right, power or remedy under this Deed shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect, the legality, validity and enforceability of the remaining provisions of this Deed shall not be affected or impaired thereby.

9.	ASSIGNMENT

The Purchaser and any Target Company may assign its respective rights and benefits under this Deed.

10.	NOTICES

Each notice, demand or other communication given or made hereunder shall be in writing and delivered or sent to the relevant party at its address or telex number or fax number set out in the Agreement. The provisions of clause 14 of the Agreement shall apply to this Deed as though they have been fully set out herein.

11.	GOVERNING LAW AND JURISDICTION

11.1	This Deed shall be governed by and construed in accordance with the laws of People’s Republic of China.

11.2 Any dispute arising from or in connection with this Deed shall be submitted to the China International Economic and Trade Arbitration Commission located in Beijing for arbitration which shall be conducted in accordance with the Commission's arbitration rules in effect at the time of applying for arbitration. The arbitral award is final and binding upon both parties.

IN WITNESS WHEREOF this Deed has been executed on the day and year first above written.

SIGNED, SEALED AND DELIVERED	)

BY	)

a duly authorised representative on behalf of	)

CHINA TELECOMMUNICATIONS CORPORATION	)

SIGNED, SEALED AND DELIVERED	)

BY	)

a duly authorised representative on behalf of	)

CHINA TELECOM CORPORATION LIMITED	)

26 October 2003

CHINA TELECOMMUNICATIONS CORPORATION

and

CHINA TELECOM CORPORATION LIMITED

CONDITIONAL AGREEMENT
FOR THE SALE AND PURCHASE OF THE
TOTAL INTEREST OF EACH OF ANHUI TELECOM,
FUJIAN TELECOM, JIANGXI TELECOM,
GUANGXI TELECOM, CHONGQING TELECOM AND
SICHUAN TELECOM, AND PART OF THE
ASSETS OF THE HEAD OFFICE OF
CHINA TELECOMMUNICATIONS CORPORATION

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